

Mail Stop 3561

December 15, 2017

J. Patrick Doyle
President and Chief Executive Officer
Domino's Pizza, Inc.
30 Frank Lloyd Wright Drive
Ann Arbor, MI 48105

      Re: Domino's Pizza, Inc.
             Form 10-K for Fiscal Year Ended January 1, 2017
             Filed February 28, 2017
             File No. 1-32242

Dear Mr. Doyle:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis, page 24

Fiscal 2016 Highlights, page 24

1.   You mention that your emphasis on technology innovation helped you generate more than half of U.S. sales from digital channels in 2016, as well as reach an estimated $5.6 billion in global digital sales. Please provide additional detail to put this information in context by providing information regarding overall domestic and global sales. Further, please elaborate upon the digital channels in which your sales are made, making material distinctions between how those channels impact your business, as appropriate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Parhaum J. Hamidi, Special Counsel, at (202) 551-3421 or, in his absence, me at (202) 551-3264 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products